

Mailstop 3233

August 9, 2017

Via E-Mail
Douglas W. Vicari
Executive Vice President and Chief Financial Officer
Chesapeake Lodging Trust
4300 Wilson Boulevard, Suite 625
Arlington, VA 22203

     Re: Chesapeake Lodging Trust
           Form 10-K for the fiscal year ended December 31, 2016
           Filed February 22, 2017
           File No. 1-34572

Dear Mr. Vicari:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Kevin Woody

           Kevin Woody
           Accounting Branch Chief
           Office of Real Estate and
            Commodities